Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated February 29, 2012 with respect to the consolidated financial statements of Harvest Operations Corp., which comprise the consolidated statement of of financial position as at December 31, 2011, and the consolidated statements of comprehensive loss, changes in shareholder’s equity and cash flows for the year then ended, and a summary of of significant accounting policies and other explanatory information, included in the Annual Report (Form 20-F) as at December 31, 2011.

Ernst + Young LLP

Calgary, Canada
April 27, 2012